

07005380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)



MAR 1 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
W.H. Mell Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Springfield Ave.
(No. and Street)

Summit (City) New Jersey (State) 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. Bradley Mell (908) 273-4550
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290 (Address) Livingston (City) New Jersey (State) 07039-1711 (Zip Code)

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, S. Bradley Mell affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to W.H. Mell Associates, Inc. for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



S. Bradley Mell
Title: President

Date: 2-28-07

Sworn to and subscribed before me
This 28th day of February, 2007

Diane M. Fredricks

Notary Public

DIANE M FREDRICKS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires September 24, 2008

This report contains (check all applicable boxes):

Facing Page.

(x)	(a)	Independent Auditors' Report
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report (Not applicable).
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

293 EISENHOWER PARKWAY, SUITE 290
LIVINGSTON, NEW JERSEY 07039-1711
973-994-9494
FAX: 973-994-1571
www.sobel-cpa.com

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
W.H. Mell Associates, Inc.
Summit, New Jersey

We have audited the accompanying statements of financial condition of W. H. Mell Associates, Inc. (an "S" corporation) at December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.H. Mell Associates, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



Certified Public Accountants

February 15, 2007

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

W.H. MELL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2007
151

ASSETS	December 31, 2006	2005
Cash and cash equivalents	$ 1,052,806	$ 1,030,230
Deposit with clearing broker	100,000	100,000
Securities owned - trading	16,446,575	31,490,269
Securities owned - investment	-	1,342,275
Investment in subsidiary	242,690	152,536
Interest receivable	383,848	719,693
Fixed assets, net of accumulated depreciation	76,431	105,171
Security deposits	6,563	6,563
Other assets	38,403	33,799
	$ 18,347,316	**$ 34,980,536**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
LIABILITIES:		
Payable to Clearing Broker	$ 15,715,809	$ 30,597,024
Securities sold, but not yet purchased	71,285	80,712
Notes payable - employees	250,000	250,000
Interest payable	1,696	5,992
Accounts payable and other accrued expenses	535,291	554,957
Total Liabilities	16,574,081	31,488,685
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock - no par value; authorized 2,500 shares, issued and outstanding 1,200 shares	898,211	898,211
Retained earnings	875,024	2,593,640
Total Stockholder's Equity	1,773,235	3,491,851
	$ 18,347,316	**$ 34,980,536**

The accompanying notes are an integral part of these financial statements.

END